UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Golub Capital Investment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	NAMES OF REPORTING PERSONS David B. Golub
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	228,723.048
	6.	SHARED VOTING POWER	1,014,443.550
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,779,951.610

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,779,951.610
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Golub Capital Investment Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

666 Fifth Avenue, 18th Floor, New York, NY 10103

Item 2(a).	Name of Person Filing:

David B. Golub

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Golub Capital Investment Corporation

666 Fifth Avenue, 18th Floor, New York, NY 10103

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

Not Applicable

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

5,779,951.610

(b)	Percent of class:

10.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

228,723.048

(ii)	Shared power to vote or to direct the vote

1,014,443.550

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

5,779,951.610

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Mr. David B. Golub is a control person of GCOP LLC, GEMS Fund, L.P. and GEMS Fund 4, L.P.

The shares of common stock shown as being owned by Mr. David B. Golub reflect the fact that, due to his control of GCOP LLC, he may be viewed as having shared voting and dispositive power over all of the 1,004,905.973 shares of common stock directly owned by GCOP LLC as of December 31, 2017.

The shares of common stock shown as being owned by Mr. David B. Golub reflect the fact that, due to his control of GEMS Fund, L.P., he may be viewed as having shared dispositive power over all of the 3,380,090.639 shares of common stock directly owned by GEMS Fund, L.P. as of December 31, 2017 although voting rights have been passed through to the limited partners. Mr. David B. Golub disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

Mr. David B. Golub indirectly beneficially owns 173,791.060 shares of common stock through investments in GEMS Fund, L.P., which directly owns 3,380,090.639 shares of common stock. Mr. David B. Golub has sole voting power over 167,038.242 shares and shared voting power over 6,752.818 shares, as the voting rights to the common stock owned by GEMS Fund, L.P. have been passed through to the partners of such entity.

The shares of common stock shown as being owned by Mr. David B. Golub reflect the fact that, due to his control of GEMS Fund 4, L.P., he may be viewed as having shared dispositive power over all of the 1,394,954.998 shares of common stock directly owned by GEMS Fund 4, L.P. as of December 31, 2017 although voting rights have been passed through to the limited partners. Mr. David B. Golub disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

Mr. David B. Golub indirectly beneficially owns 64,469.565 shares of common stock through investments in GEMS Fund 4, L.P., which directly owns 1,394,954.998 shares of common stock. Mr. David B. Golub has sole voting power over 61,684.806 shares and shared voting power over 2,784.759 shares, as the voting rights to the common stock owned by GEMS Fund 4, L.P. have been passed through to the partners of such entity.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ David B. Golub
Signature

David B. Golub
Name/Title